Exhibit 21

Subsidiaries of the Registrant

RAHX, Inc, a Nevada Corporation, and a majority-owned subsidiary (1)

RRUN Labs Incorporated, a Delaware Corporation, and a wholly owned subsidiary (2)

LIVESTAR Entertainment Canada, Inc. a British Columbia Corporation, and a wholly-owned subsidiary (3)

LIVESTAR Entertainment Establishments, Ltd. a Nevada Corporation, and a wholly-owned subsidiary (4)

(1)     RAHX, Inc. was incorporated in 2000 and was a majority-owned company of RRUN Ventures Inc., and therefore became a subsidiary of RRUN Ventures Network Inc. upon approval of the merger in August 2001.

(2)     RRUN Labs Incorporated was incorporated in September 2001.

(3)     LIVESTAR Entertainment Canada, Inc. was incorporated in June, 2002. Its former name was RVNI Management, Ltd. The name was changed in October 2003.

(4)     LIVESTAR Entertainment Establishments, Ltd. was incorporated in October 2003.